EXHIBIT 12.1

Atlas Pipeline Partners, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

(amounts in thousands, except ratios)

	Three Months Ended March 31,
	2013	2012
Earnings:
Income (loss) before income tax expense (1)(2)	$(27,501)	$6,471
Fixed charges	22,054	11,329
Adjustment to net distributed income from equity investee	(240)	904
Interest capitalized	(2,489)	(2,244)
Amortization of previously capitalized interest	205	111
Non-controlling interest	(1,369)	(1,536)

Total	$(9,340)	$15,035

Fixed Charges:
Interest cost and debt expense	$18,686	$8,708
Interest capitalized	2,489	2,244
Interest allocable to rental expense(3)	879	377

Total fixed charges	$22,054	$11,329

Ratio of earnings to fixed charges	— (4)	1.3x

Ratio of earnings to fixed charges and preferred dividends	N/A	N/A

(1)	Includes a $13.7 million non-cash loss recognized on derivatives and a $26.6 million loss on early extinguishment of debt for the three months ended March 31, 2013.
(2)	Includes a $10.7 million non-cash loss recognized on derivatives for the three months ended March 31, 2012.
(3)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(4)	The Partnership earnings were insufficient to cover its fixed charges by $31.4 million for the three months ended March 31, 2013.